BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

Change in the Board of Executive Officers

BRF’s Board of Directors approved this Thursday (December 19), Augusto Ribeiro Jr.’s appointment as Vice-President of Finance and Investor Relations, a position held until now by Mr. Claudio Eugenio Stiller Galeazzi, BRF´S CEO.

Augusto has a degree in Mechanical Engineering from the Universidade Federal de Santa Catarina (UFSC), where he also earned his master’s degree in Mechanical Engineering; he also has a post-graduate degree in Corporate Finance from Fundação Getúlio Vargas. He earned his master’s degree in Administration from the University of Pittsburgh and a specialization degree in Finance from the Wharton School of Business, University of Pennsylvania. Previously employed at Basf, as South America Comptrollership Manager, and Kraft, where he also worked in the Planning & Control area, the executive was with Unilever for 11 years, active in several areas including manufacturing, supply, corporate audit and business comptrollership. He has been with BRF since 2008, when he was admitted as controller and, during the merger process, he was actively involved in planning, coordination and administration processes intended to integrate best practices toward the consolidation of BRF. As the Company’s Director of Planning and Control, he was responsible for planning, controlling and managing the area, which covers corporate, fiscal, IFRS, SOX, budget planning, investment analysis, joint venture-related, and other matters.

São Paulo, December 19, 2013

Augusto Ribeiro Junior

Chief Financial, Administration
and Investor Relations Officer